Itaú

02 FEB 20 3:47

Banco Itaú S.A.

São Paulo, February 15, 2002.
SUAC-1131/2002.

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

02015249

SUPPL

Ref. Banco Itaú S.A.
Exemption Number: 82-5142

Gentleman/Madam:

We are enclosing a copy of Banco Itaú's communiqué (NOTICE: BANCO ITAÚ AND BANCA INTESABCI EXTEND EXCLUSIVE NEGOTIATION AGREEMENT). We submit this information to you in order to maintain our exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

Sincerely,

BANCO ITAÚ S.A.

ALFREDO EGYDIO SETUBAL
Investor Relations Director

dlw 2/21

Encl.
Cc: Ms. Glorinete Laurentino
Relationship Manager
The Bank of New York
101 Barclay Street, New York, N.Y. 10286

BANCO ITAÚ AND BANCA INTESABCI
EXTEND EXCLUSIVE NEGOTIATION AGREEMENT

Banco Itaú and Banca IntesaBci today extended their exclusive negotiation agreement, under which Itaú is to acquire 99.975% of the equity investment of IntesaBci in Banque Sudameris S.A., headquartered in France.

The exclusivity period was extended to March 8 2002, and both parties continue to be seriously interested in concluding the transaction. .

Immediately thereafter, Due Diligence will commence, to determine any adjustments and, once approval is obtained from the proper authorities, the acquisition will be finalized.

The negotiations currently in progress will have no effect on Banco Itau's December 31 2001 results, which will be submitted to the approval of the Administrative Council on March 4 2002.

By taking this decision, Itaú reaffirms its focus on acquisitions that add value for the shareholder. We believe that this is the path to healthy, steady and sustained growth for the Bank.

São Paulo-SP, February 15 2002

BANCO ITAÚ S.A.

ALFREDO EGYDIO SETUBAL
Director Investor Relations